16004146

UNITED STATES
SECURITIES AND EXCHANGE COMMI
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 2 5 2016
Washington, DC 20549

No Act
1/18/16

February 25, 2016

Act: 1934
Section:
Rule: 14a-8 (ABS)
Public
Availability: 2-25-16

Neil E. Grayson
Nelson Mullins Riley & Scarborough LLP
neil.grayson@nelsonmullins.com

Re: Tidelands Bancshares, Inc.
Incoming letter dated January 18, 2016

Dear Mr. Grayson:

This is in response to your letter dated January 18, 2016 concerning the shareholder proposals submitted to Tidelands Bancshares by Thomas J. Lykos, Jr. and Blevins Family Properties, LLC. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Thomas J. Lykos, Jr.
*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Tidelands Bancshares, Inc.
Incoming letter dated January 18, 2016

The proposals relate to various corporate matters.

There appears to be some basis for your view that Tidelands Bancshares may exclude the proposals under rule 14a-8(f). We note that the proponents appear to have failed to supply, within 14 days of receipt of Tidelands Bancshares' request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Tidelands Bancshares omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Tidelands Bancshares relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Nelson
Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law
104 South Main Street / Ninth Floor / Greenville, SC 29601
Tel: 864.250.2300 Fax: 864.250.2359
www.nelsonmullins.com

Neil E. Grayson
(Admitted in GA, SC & NY)
Tel: 864.250.2235
Fax: 864.250.2359
neil.grayson@nelsonmullins.com

January 18, 2016

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 4561
Washington, DC 20549

Re: Cover Letter to No-Action Request
Tidelands Bancshares, Inc.
Shareholder Proposals of Thomas J. Lykos, Jr. and
Blevins Family Properties, LLC
Securities Exchange Act of 1934 – Rule 14a-(8)

Ladies and Gentlemen:

This letter is to respectfully advise the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that our client, Tidelands Bancshares, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") the shareholder proposals described in the attached no-action request.

Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than eighty calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission and concurrently sent copies of this correspondence to the Proponents.

Pursuant to Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission's e-mail address, shareholderproposals@sec.gov, and have included my name and telephone number both in the letter and the cover e-mail accompanying the letter. In accordance with the Staff's instruction in Section E of SLB No. 14D, I am simultaneously forwarding a copy of this letter to the Proponents.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to neil.grayson@nelsonmullins.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (864) 250-2235.

Very truly yours,

Neil E. Grayson

Enclosures

Nelson
Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law
104 South Main Street / Ninth Floor / Greenville, SC 29601
Tel: 864.250.2300 Fax: 864.250.2359
www.nelsonmullins.com

Neil E. Grayson
(Admitted in GA, SC & NY)
Tel: 864.250.2235
Fax: 864.250.2359
neil.grayson@nelsonmullins.com

January 18, 2016

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 4561
Washington, DC 20549

Re: Tidelands Bancshares, Inc.
Shareholder Proposals of Thomas J. Lykos, Jr. and
Blevins Family Properties, LLC
Securities Exchange Act of 1934 – Rule 14a-(8)

Ladies and Gentlemen:

This letter is to respectfully advise the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that our client, Tidelands Bancshares, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") the shareholder proposals in the initial letters[1] delivered to the Company on December 10, 2015 (the "Initial Proposals") and the shareholder proposals in the revised letter delivered to the Company on January 5, 2016 (the "Revised Proposals," and together with the Initial Proposals, the "Proposals") and statements in support thereof received from Thomas J. Lykos, Jr. and Blevins Family Properties, LLC ("Blevins Family Properties," and together with Mr. Lykos, the "Proponents").

Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than eighty calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission and concurrently sent copies of this correspondence to the Proponents.

[1] The Initial Proposals consists of a letter dated December 9, 2015, and an "addendum" letter dated December 10, 2015. The December 10, 2015 letter appears to have been submitted solely to confirm the Proponents will hold their shares *until* the 2016 annual shareholder meeting, which we note is inconsistent with the requirements of Rule 14a-8.

Pursuant to Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission's e-mail address, shareholderproposals@sec.gov, and have included my name and telephone number both in this letter and the cover e-mail accompanying this letter. In accordance with the Staff's instruction in Section E of SLB No. 14D, I am simultaneously forwarding a copy of this letter to the Proponents, including forwarding a copy of this letter to Mr. Lykos via email.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

PROPOSALS

The Proposals[2] consist of the following: (1) the Company amend its bylaws to decrease the number of board members to four, that the board consist of three independent directors and one "inside director," and that the four director nominees include Alan D. Clemmons, Mary V. Propes and John W. Gandy and Thomas H. Lyles; (2) the Company's Compensation Committee "reduce the aggregate annual compensation of the Company's and/or Bank's senior executive officers;" (3) the Company's board establish a "Special Committee to explore strategic options in an attempt to 'save the Bank;'" and (4) the Company's board "establish a special litigation committee to determine if there are any causes of actions to be brought against the executive management for breaches of the fiduciary duties owed to the Company's shareholders."

A copy of the Proposals, as well as related correspondence from the Proponents, are Exhibits to this letter as described below.

[2] It is unclear from the Revised Proposals whether the Proponents seek to submit for inclusion all four of the proposals also submitted in the Initial Proposals or just Proposals 1 and 3 (and Proposal 4 in the event Proposal 1 is excludable on the grounds that it is actually two proposals), but we note the following on page 2 of the Revised Proposals: "the undersigned request the inclusion of all four shareholder proposals."

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may be excluded from the 2016 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponents failed to provide satisfactory evidence of eligibility to submit shareholder proposals in accordance with Rules 14a-8(b) and 14a-8(f)(1) and, despite proper notice, have failed to correct this deficiency; and

- Rule 14a-8(c) because the Proponents have each submitted more than one shareholder proposal for consideration at the 2016 Annual Meeting of Shareholders and, despite proper notice, have failed to correct this deficiency.

We also believe there are other bases under Rule 14a-8, including under Rule 14a-8(i), for exclusion of the Proposals. In addition, it appears that Blevins Family Properties is a nominal proponent and serves as the alter ego of Mr. Lykos. However, we are addressing only the procedural matters addressed in this letter at this time and reserve the right to raise the additional bases for exclusion.

BACKGROUND

The Proponents delivered the Initial Proposals to the Company on December 10, 2015.[3] The Proponents delivered the Revised Proposals to the Company on January 5, 2016.[4] These submissions contain a number of deficiencies, including the failure to provide verification of the Proponents' eligibility to submit the Proposals. In fact, the Proponents note in the Proposals that they are beneficial shareholders and are not able to provide satisfactory evidence of eligibility to submit shareholder proposals. In addition, the Company has confirmed that, according to the records of the Company's stock transfer agent, the Proponents do not appear as registered shareholders of the Company.

The Proposals also set forth "Proposal 1," "Proposal 2," "Proposal 3," and "Proposal 4," and the subjects of the Proposals are distinctly different. Further, it appears that "Proposal 1" is actually two proposals in that it requests that the Company (i) amend the Bylaws to reduce the number of directors, and (ii) adopt a new independence standard. As Proponents are well aware, a qualifying shareholder may submit no more than one proposal to a company for inclusion in a company's proxy statement for a particular shareholders' meeting.

Accordingly, on December 22, 2015, which was within 14 days of the date on which the Company received the Initial Proposals, the Company sent the Proponents a letter notifying

[3] See Exhibit A.
[4] See Exhibit B.

them of the procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, the Company informed the Proponents of the requirements of Rule 14a-8 and explained how they could cure the several procedural deficiencies. The Deficiency Notice also included a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). The Deficiency Notice was delivered on December 23, 2015 via FedEx to both Mr. Lykos and Blevins Family Properties, at 5:49 p.m. and 6:23 p.m., respectively.[5] The Deficiency Notice was also delivered on December 22, 2015 via email to Mr. Lykos.[6] As a courtesy, Mr. Lykos was reminded via email of the procedural deficiencies on December 29, 2015, and Mr. Lykos confirmed receipt.[7]

On December 29, 2015, Mr. Lykos acknowledged receipt of the Deficiency Notice by email on behalf of the Proponents and indicated they would respond to the Company and the SEC in a timely manner.[8] On January 5, 2016, the Proponents responded to the Deficiency Notice but failed to cure the deficiencies, including failing to prove their eligibility to submit proposals by providing proof of ownership from the "record" holder of their shares, and failing to revise their submission to limit it to two Proposals.[9] With respect to the deficiencies identified in the Deficiency Notice regarding Mr. Lykos' shares, the Proponents noted in their response that "[i]t is impossible to comply with this requirement ..."[10]

The Company has received no further correspondence from the Proponents regarding the Proposals or proof of the Proponents' ownership of Company shares.

ANALYSIS

The Proposals may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponents failed to establish the requisite eligibility to submit the Proposals and, despite proper notice, have failed to correct this deficiency.

As discussed more fully below, the Company believes that it may properly omit the Proposals from its proxy materials for its 2016 Annual Meeting of Shareholders pursuant to Rules 14a-8(b) and 14a-8(f)(1), because the Proponents failed to provide satisfactory evidence of eligibility to submit shareholder proposals in accordance with Rules 14a-8(b) and 14a-8(f)(1).

---

[5] See Exhibit C.
[6] See Exhibit D.
[7] See Exhibit E. The Deficiency Notice was mailed again on December 28, 2015 to both Proponents, but they did not accept delivery at the addresses they provided to the Company.
[8] See Exhibit F.
[9] See Exhibit G.
[10] Of some concern is that Mr. Lykos repeatedly claims he has held $2,000 in market value of Company shares for the required period. However, given the value of the Company's shares over the required period Mr. Lykos could not have held $2,000 in market value with 500 shares (assuming he even owns 500 shares, which he has not demonstrated consistent with Rule 14a-8).

The Company may exclude the Proposals because the Proponents failed to provide satisfactory evidence of eligibility with regard to the Proposals in accordance with Rule 14a-8(b). Rule 14a-8(b) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." The Staff has stated in Staff Legal Bulletin No. 14 (July 14, 2001) ("SLB 14") that when a shareholder is not the registered holder of the company's securities, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company."

Rule 14a-8(i) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), so long as the company timely notifies the proponent of the problem and the proponents fail to correct the deficiency within the required time. In addition, Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") provides specific guidance on the manner in which companies should notify proponents.

The Company satisfied its obligations under Rule 14a-8 and SLB 14G by transmitting to the Proponents in a timely manner the Deficiency Notice, which set forth the information listed above and attached a copy of both Rule 14a-8 and SLB 14F.

The Deficiency Notice included, in relevant part:

- A description of the eligibility requirements of Rule 14a-8(b);

- A statement explaining the deficiencies in the Proposals (i.e., "the Company's stock records do not indicate that, as of the date the Proposals were submitted, (i) Thomas J. Lykos, Jr. is the *record* owner of at least $2,000 in market value, or 1%, of the Company's shares, and (ii) that Blevins Family Properties LLC is the *record* owner of at least $2,000 in market value, or 1%, of the Company's shares;" and "As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of: (1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number of Company shares for the one-year period preceding and including December 10, 2015; or (2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of Company shares for the one-year period."

- An explanation of what the Proponents should do to comply with the rule (i.e., "If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number of Company shares for the one-year period preceding and including December 10, 2015");

- A statement calling the Proponents' attention to the 14-day deadline for responding to the Company's notice (i.e., "The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter."); and

- A copy of Rule 14a-8 and SLB 14F.

The Staff has consistently concurred that a shareholder proposal may be excluded from a company's proxy materials when the proponent failed to provide satisfactory evidence of eligibility to submit the shareholder proposal in accordance with Rule 14a-8(b) and Rule 14a-8(f)(1).[11] Further, in Visa Inc. (October 24, 2012), the Staff concurred with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponents failed to supply documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b) following receipt of a company's timely notice of deficiency. See also, Yahoo! Inc. (March 24, 2011); Cisco Systems, Inc. (July 11, 2011); I.D. Systems, Inc. (March 31, 2011); Amazon.com, Inc. (March 29, 2011); Time Warner Inc. (February 19, 2009); and General Motors Corp. (February 19, 2008).

With regard to the Proposals, the Proponents, who are not registered shareholders of the Company, failed to provide adequate documentary evidence of ownership of the Company's securities in accordance with Rule 14a-8(b). As a result, the Proponents have not demonstrated their eligibility to submit shareholder proposals in accordance with Rule 14a-8.

The Proposals may be excluded under Rule 14a-8(c) because the Proponents have each submitted more than one shareholder proposal for consideration at the 2016 Annual Meeting of Shareholders and, despite proper notice, have failed to correct this deficiency.

The Proponent submitted the four Proposals to the Company on December 10, 2015. Because the Company received multiple proposals from the Proponents, the Company timely sent the Proponents the Deficiency Notice by e-mail and FedEx. As noted above, the Deficiency Notice was delivered on December 23, 2015 to both of the Proponents. The Deficiency Notice was also delivered on December 22, 2015 via email to Mr. Lykos. As a courtesy, Mr. Lykos was reminded via email of the procedural deficiencies on December 29, 2015, and Mr. Lykos confirmed receipt.

[11] CSK Auto Corp. (Jan. 29, 2007); PulteGroup, Inc. (Jan. 6, 2012); United Continental Holdings, Inc. (Mar. 11, 2010); International Paper Co. (Jan. 5, 2001).

The Deficiency Notice notified the Proponents of the requirements of Rule 14a-8 and how the Proponents could cure the deficiency, specifically that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

On January 5, 2016, the Proponents sent the Company the Revised Proposals, and noted "the undersigned request the inclusion of all four shareholder proposals." Thus, the Proponents have failed to cure the deficiency, and the Proposals may be excluded.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes all of the Proposals from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to neil.grayson@nelsonmullins.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (864) 250-2235.

Very truly yours,

Neil E. Grayson

Enclosures

EXHIBIT A

From: Tom Lykos ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Thursday, December 10, 2015 9:56 AM
To: Thomas Lyles; Alan Clemmons; mikewburrell@sc.rr.com; John Gandy
Subject: 2016 Shareholder Proposals and previous correspondence

Gentlemen: Attached you will find two documents. The first is Shareholder Proposals to be included in TDBK's proxy to the Shareholders for the Annual Meeting, should you have one. These proposals have already been received by the Company and I have written confirmation of their receipt from two sources. I expect that with this email and the delivery by overnight mail that the three modes of communication with you have been accomplished. Thus, your efforts to frustrate shareholders as in the past have been countered. I have also attached a letter to the Board. The Letter has many questions that you have neglected to answer. I would hope that you would answer them before December 19, 2015. Unlike last year, I plan to go to the media and the SEC and banking regulators and reveal the extent of your efforts to frustrate shareholders' positive attempts to save the Bank while failing to fulfill your fiduciary duties. Mr. Burrell responded to my concerns about a particular asset disposition by saying he would look into it. Obviously, that effort went nowhere. I plan to disclose these documents to the state and federal regulatory authorities and the media in January 2016, since: (i) there is no transaction on the horizon; (ii) you will be in default on TARP in next month;(iii) the Bank's performance continues to decline; and (iv) reports are rampant (albeit hearsay) in South Carolina banking circles that no deal has been struck because management is insisting on their change of control payments and other severance provisions. You may notice that Ms. Propes and Ms. Robinson are not included on this email. Ms. Robinson as your Corporate Secretary has received hers in that capacity. Ms. Propes remains in mourning and there is no need to trouble her at this time.

SHAREHOLDER PROPOSALS TO TIDELANDS BANCSHARES INC.

December 9, 2015

Delivered by Certified Mail
Return Receipt Requested and
via E-mail and Facsimile

Tanya D. Robinson
Corporate Secretary
Tidelands Bancshares, Inc.
875 Lowcountry Boulevard
Mount Pleasant, South Carolina 29464

Re: Shareholder Proposals to be presented at 2016 Annual Meeting of Tidelands Bancshares, Inc. Shareholders ("Tidelands" or "Company")

Dear Ms. Robinson:

The undersigned shareholders of Tidelands Bancshares, Inc. ("Proposing Shareholder") entitled to vote at the 2016 Annual Meeting of the Company's Shareholders to be held in 2016 ("Annual Meeting"), is delivering this formal letter request and notice to the Company. This request and notice are made in accordance with the Company's Articles of Incorporation and Articles of Amendment ("Articles") and Article 2, Section 9 of the Company's Amended and Restated By-laws ("By-laws").

Pursuant to Article 2, Section 9 of the Company's By-laws ("Section 9"), the Proposing Shareholder desires to introduce certain shareholder proposals to the Company's shareholders as "business to be brought before the annual meeting," which is appropriate for consideration by all shareholders at the 2016 Annual Meeting. With regard to the Company's By-laws, please be advised that the information required by those subparagraphs is provided under the names of the signatory to this correspondence who is a "shareholder entitled to vote" pursuant to Section 9(a)(iii) which expressly provides that beneficial owners have the right to submit proposals under Section 9 and the material interest of such shareholder in such business relates directly to the Proposing Shareholder's beneficial ownership of common stock in the Company as of the anticipated record date on or before March 2016.

Moreover, should you receive any instructions that the attached Shareholder Proposals should not be included in the Company's 2016 Proxy Materials distributed to all shareholders prior to the 2016 Annual Meeting of Shareholders and do not include them in the Company's Proxy distributed to all shareholders at the Annual Meeting and do not provide the undersigned a shareholder list as of the record date you, as Corporate Secretary will be acting outside the scope of your authority and you may be subject to liability under the federal securities laws. It is not your decision to pass on the undersigned's qualifications as a shareholder to introduce such

Proposals. That decision requires a legal judgment beyond the ministerial authority provided to you under the By-laws. They have been properly introduced and must be distributed with the Company's 2016 Proxy and made available to all shareholders pursuant to the By-laws.

The undersigned are the beneficial owners of the Company's Common stock. The shareholders of the Company who are entitled to introduce Proposals are defined in the Company's By-laws, in Article 2 Section 9 entitled "Section 9. Shareholder Proposals" ("Section 9"). Section 9 of the By-laws identifies the type of shareholder entitled to submit proposals and specifically recognizes beneficial shareholders as of the record date and the process for submitting any shareholder proposals at an annual meeting.

We would note the specific language of the Company's By-laws to support the appropriateness of Proposals offered by a beneficial shareholder. Article 2, Section 9 provides in pertinent part: "(a) [t]o the extent required by applicable law, a shareholder may bring a proposal before an annual shareholders meeting as set forth in this Section 9....A shareholders notice to the secretary of the Corporation shall set forth each matter the shareholder proposes to bring before the annual meeting... (iii) the class and number of shares of the Corporation that are owned of record **and the class and number of shares that are owned beneficially but not held of record, by the shareholder as of the record date of the meeting....**" (emphasis added).

Finally, neither the Code, the Company's SEC filings nor the Company's By-laws or Articles of Incorporation contain a prohibition against a beneficial owner from introducing a shareholder proposal. In fact, the By-laws permit beneficial owners to introduce such proposals. To do otherwise is against public policy which requires more transparency in the operation of corporations in general and troubled financial institutions specifically. Moreover, any attempt to exclude the Proposals is in direct contravention of the Company's own tenets cited in the Ethics Code and its Corporate Governance Statements contained in the Company's SEC filings and the 2015 Proxy. The notice and delivery requirements of Section 9 have been complied with as have the requirements of Subsections 9(a) (i)-(iv). Upon a close reading of Section 9, and in anticipation of your previous erroneous rulings, neither the President and CEO of the Company, an insider who is clearly not disinterested given the substance of the Proposals, nor his counsel are in a position to determine that the proposals do not comply with the provisions of Section 9 and that "the business was not properly brought before the meeting in accordance with the foregoing provisions [of Section 9]..."

Thus not only were prior rationales for disqualification legally suspect, the language and intent of Section 9, require the inclusion Proposals offered by a beneficial owner as of the time they are submitted. In addition, the President/CEO is not qualified or in a position to determine compliance with Section 9. As the Proposals are in compliance with the process described in Section 9, any disqualification at this point is at best premature and any subsequent failure to include these proposals violates the letter and intent of the federal securities laws.

The Proposing Shareholder has an interest in the election of Directors at the 2016 Annual Meeting through the beneficial ownership of Company stock. Except as described herein, including the disclosures in the Attachment, none of the Shareholder Nominees will receive any compensation from the Proposing Shareholder in connection with any of the proposals set forth by the Proposing Shareholder or through any proxy solicitation.

Also pursuant to the Company's By-laws, the following Proposing Shareholder proposals ("Proposals") are to be distributed with (the "Proxy and Related Proxy Materials") provided to the Company's shareholders at the 2016 Annual Meeting and placed on the agenda for adoption by the Company's shareholders at the 2016 Annual Meeting:

- A proposal to amend the Company's By-laws to reduce the number of Company directors to four directors and to require that three /fourths of the Company's Board is comprised of independent directors as determined by NASDAQ standards and requirements and the provisions of the Company's governing documents.

- A proposal that requires that the members of the Company's Compensation Committee to reduce the amount of the aggregate annual compensation of the three most highly compensated senior executive officers of the Company and/or Tidelands Bank ("Bank") by a minimum of 30%.

- A proposal to provide for the creation of a special committee of the Board to be chaired by an Independent Member of the Board and three shareholders who have no relationship with the Company other than their ownership of Company's shares. The special committee members should have expertise and experience in merger and acquisition transactions, equity and debt offerings and corporate restructurings. The purpose of this subcommittee will be to provide strategic options to the Company's Board and shareholders to be acted upon by the Board.

- A proposal to provide for a special litigation committee of the Board to be chaired by an Independent Member of the Board and consisting of three shareholders with the requisite expertise to determine if the shareholders have any derivative cause of action against certain members of the executive management team for breach of their fiduciary duties to the Bank and the Company. The Committee will engage in the retention of former SEC Commissioner Roel Campos of the Law firm of Locke Lord, Washington DC or an attorney with similar credentials who has no conflicts with the Bank, the Company, the Board Members or the executive management of the Bank and the Company.

The specific language of the Proposals are provided in the Attachment to this notice and are incorporated in this notice to the Company's Secretary and are submitted pursuant to the procedures set forth in the relevant sections of the Company's By-laws for inclusion in the Company's 2016 Proxy materials distributed to all shareholders for consideration at and distribution prior to the 2016 Annual Meeting.

Pursuant to the Company's By-laws, for the purpose of nominating the three independent director Nominees and one insider nominee, the Proposing Shareholder for the respective Shareholder Director Nominees is beneficial holder of shares entitled to vote at such meeting and intends to appear in person to be recognized and speak in support of the Shareholder Proposals contained herein as provided in Section 9 of the By-laws. The Proposing Shareholder requests that the Shareholder Director Nominees and the other Proposals be included in the materials presented to all of the Company's Shareholders as matters to be addressed at the 2016 Annual Meeting. As a beneficial shareholder entitled to vote, the Proposing Shareholder requests that a list of shareholders entitled to vote as of the record date be provided if the form required by the By-laws so the Proposing Shareholder can distribute the Proposals prior to the meeting.

Pursuant to the Company's By-laws, the Proposing Shareholder represents that there are no arrangements or understandings between the shareholder and each nominee and any person or persons pursuant to which the nomination or nominations are to be made by the shareholder.

Pursuant to the Company's By-laws, the information required under the Company's By-laws is contained in pervious proxy materials provided by the Company to its shareholders and that document is incorporated by reference in this letter notice to the Corporate Secretary of the Company.

Pursuant to the By-Laws, the Proposing Shareholder provides below the information regarding the Shareholder Director Nominees responsive to the Company's By-laws and Item 22(b) of Schedule 14A as applicable. The representations of Proposing Shareholder pursuant to these requirements follow.

- Given their current service and re-nomination, it is assumed that the Proposing Shareholder Director nominees consent to be named in the Company's proxy statement and proxy and to serve if elected.

- The Proposing Shareholder has not been involved in any legal proceeding during the last 10 years as specified in Item 401(k) of Regulation S-K.

- The Proposing Shareholder, to the best of its knowledge believes that the shareholder nominees continue to meet the director qualifications set forth in the Company's charter documents.

- The Proposing Shareholder, to the best of its knowledge, believe that the independent nominees continue to meet the objective criteria for "independence" under the applicable provisions of the Company's governing documents and the nominees are not "interested persons" of the Proposing Shareholder as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940.

- The Proposing Shareholder represents that there are no direct or indirect material interests in any contract or agreement between the Proposing Shareholder, the nominees and/or the Company or any affiliate of the Company.

- The Proposing Shareholder represents that there is no material pending or threatened litigation in which the shareholders and/or the shareholder nominees are a party or material participant that involves the Company and the Bank, their officers and directors or any affiliate of the Company and/or the Bank other than that which has been previously disclosed to the Company's shareholders.

- The Proposing Shareholder represents that there are no other material relationships between the Shareholder Nominees and/or the Company and/or the Bank and any affiliate of the Company and/or the Bank that has not been disclosed.

- In the event that any solicitations are made to support the Proposals, the Proposing Shareholders will make the solicitations itself or seek contributions from other shareholders inclined to support the Proposals. Such solicitations will be made in written correspondence or through oral communication.

- The Proposing Shareholder does not intend to engage third party contracts for making such solicitations.

- The total estimated amount to be expended on such solicitation is less than $10,000 and there have been no funds expended on solicitations to date.

- The cost of the solicitations is expected to be borne by the Company to the extent that the Proposals are included in the Proxy Materials to be disseminated by the Company. Otherwise, expenses will be borne by the Proposing Shareholder and perhaps other shareholders on a pro-rata basis.

- The Proposing Shareholder has an interest in the election of directors at the 2016 Annual Meeting through its beneficial ownership of Company stock. Except as described herein, including that none of the Shareholder Nominees will receive any compensation from any Proposing Shareholder in connection with any proxy solicitation. The Shareholder Nominees have an interest in their election as directors at the Annual Meeting due to their ownership of Company Stock.

- The Proposing Shareholder has had no criminal convictions in the past ten years.

- The Proposing Shareholder only those shares in the Company that disclosed herein and purchased more than two years ago.

- The Proposing Shareholder is not and has not been within the past year a party to any contracts, arrangements or understandings with respect to the Company's securities and the terms of the contract, arrangement or understanding.

- The Proposing Shareholder represents that the ownership positions disclosed on the signature page represent its current beneficial ownership position and there are no other Company securities held by an associate.

- The Proposing Shareholder represents that it owns no ownership interest in any parent or subsidiary of the Company.

- The Proposing Shareholder represents that Item 404(a) of Regulation S-K does not apply.

- The Proposing Shareholder represents that there are no arrangements concerning future employment or transactions with the Company.

- The Proposing Shareholder represents that it has no substantial interest in the vote, either by securities holdings or otherwise, held by a party to an arrangement or understanding related to a director nominee.

The Proposals are designed to address shareholder concerns that have been long ignored by a majority of the current Board and the Company's executive management. Pursuant to the Company's By-Laws, the Proposing Shareholder requires that a vote by ballot be taken on all the Proposals before the Shareholders at the Annual Meeting. Further, at the Annual Meeting, the Proposing Shareholders urge the Company's Board, Corporate Secretary and executive officers to comply with all other the provisions of the Company's By-laws and Articles of Incorporation relevant to the consideration and vote upon the Proposals.

Please contact the undersigned should you require further information regarding the Proposing Shareholders submission of the Proposals. The address for such purposes is provided below.

Very truly yours,

Shareholder Name: Thomas J. Lykos, Jr.
Shareholder Add
FISMA & OMB MEMORANDUM M-07-16

Ownership Interest: 500 Shares Beneficially Owned
Class: Common
Principal Occupation: Investment Banker/ Lawyer

Shareholder Name: Blevins Family Properties, LLC
By its Managing Partner: Hillary Blevins
Shareholder Ad
FISMA & OMB MEMORANDUM M-07-16

Ownership Interest: 29,405 Shares Beneficially Owned
Class: Common
Principal Occupation: Multi-Family Investments

Attachment

ATTACHMENT

PURPOSE OF THE PROPOSALS TO BE CONSIDERED

The purpose of the Proposals to be considered at the 2016 Annual Meeting of the Company's Shareholders are set forth herein and include consideration of, and voting upon, the following items:

1. A shareholder proposal to amend the Company's By-laws to decrease the number of Board Members to four and require that the Board consist of three independent directors and one inside director. The four director nominees to be proposed include: (a) three current independent directors including Alan D. Clemmons, Mary V. Propes and John W. Gandy; and (b) one inside director, Thomas H. Lyles who is the current Chief Executive Officer of the Company. These directors will hold offices until the 2017 Annual Meeting of the Company's shareholders and until their respective successors are duly elected and qualified.

2. A shareholder proposal to require the Company's Compensation Committee to reduce the aggregate annual compensation of the Company's and/or Bank's senior executive officers.

3. A shareholder proposal directing the Company's Board to establish a Special Committee to explore strategic options in an attempt to "save the Bank."

4. A shareholder proposal directing the Company's Board to establish a special litigation committee to determine if there are any causes of actions to be brought against the executive management for breaches of the fiduciary duties owed to the Company's shareholders.

5. To transact any and all other business that may properly come before the 2016 Annual Meeting.

Although an explanation of the need for each specific Proposal follows each one, a general explanation of the background is offered to provide fellow shareholders some context is appropriate.

There are certain members of the Board who have demonstrated a lack of the requisite criteria to be considered independent due to circumstances. Rather than identify them in this correspondence, it is the task of the board to make such evaluations and decisions because of the representations previously made to shareholders that are not accurate. The Company goes to great length in its By-laws and proxy materials to disclose the characteristics of an independent board member and the criteria it uses for board nominees. The fact is that this well intended information does not provide shareholders with an accurate, full and fair characterization of how the Board's independence has been compromised; however, it offers no explanation of the efforts the nominating committee makes to insure that the standards are not applied to the current Board. An objective and disinterested analysis can only result in the request that certain board members no longer be considered independent.

The question of independence turns on whether a director is, for any substantial reason, incapable of making a decision with only the best interests of the corporation in mind. In this case, the Board has made it clear that certain members lack independence because:

- They receive a material financial benefit from their service on the Board.

- The Board is under the control of a management team that created the "problems" at the Bank and yet the Board has taken no steps to replace them or reduce their compensation.

- The Board is assured of a lifetime appointment. Regrettably, the Board is "trapped" due to the real the precarious financial position of the Company. What new, independent directors would stand for election given the personal liability they would assume? Thus the Director Nominating

Committee Process and the qualifications for selection are at best irrelevant and at worst misleading.

- The "independent directors" cannot be effectively challenged by other shareholder nominees because of the Company's precarious financial position. The current board collectively owns a small percentage of the Company's stock and as a result has not always acted in the best interests of all shareholders or even a majority of the company's shareholders.

- The independence of certain Board members is a fiction due to the substantial likelihood they would be found liable should the Company fail. Further, Mr. Lyles' assertion that the Board had no position on the Shareholder Proposals offered at the 2015 Annual Shareholder meeting was a material misrepresentation of fact. Mr. Lyles' had the authority to vote the shares he held as the proxy. As a director, he had, at the time of the meeting a position on the 2015 Shareholder Proposals and had received the approval of the Board to vote these proxies against the 2015 Shareholder Proposals. Given the nature of the 2015 Proposals that directly affect his salary and his potential exposure to shareholder litigation for his mismanagement of the Company, he should have recused himself or asked the Board to take a formal position on the 2015 Shareholder Proposals.

- The Board did not fully consider the 2015 Shareholder Proposals dated December 5, 2014, but instead relied on a technicality to argue that they should not be presented to the Shareholders at the Annual Meeting. Further, the Board employed technicalities to deny the legitimate exercise of shareholder rights.

- In the Proxy Materials dated April 8, 2015, the Company discloses that it "makes loans and enters into other transactions in the ordinary course of business with our directors and officers and their affiliates. As of December 31, 2014, these borrowings totaled $9.3 million." Similar language was disclosed in the 2015 proxies. A total of $9.3 million in loans to insiders would not normally be a cause of concern at a much larger institution that was well capitalized. However, in this case, given the dwindling capital base of the Bank, management's efforts to disenfranchise shareholders, the divergence of the interests of certain Board members and management with those of the Board, non-compliance with the Consent Order and the lack of independence of certain Board members, the size of the loans to insiders is a cause of concern and suggests that there is a need for a review of these loans by a special litigation committee as contemplated in Proposal 4 above.

- The corporate merits of impaneling an independent advisory committee, reducing executive compensation, the formation of a special litigation committee and reducing the size of the Board to include only truly independent directors are obvious and accompany the Shareholder Proposals. The Board's failure to consider or adopt them, in light of the current circumstances, demonstrates that a majority of the board is neither "disinterested" nor independent despite their representations to the contrary.

The Shareholder Proposals do not seek the resignation of any Board Member. Rather the Proposals ask for a Committee of the Board to ensure that all shareholders have input from individuals with the requisite independence and absence of conflict required to provide real alternatives for consideration by all shareholders. Further, it is time to apply the appropriate standards for determining the independence of the current Board. To do otherwise, violates the Board's duty of disclosure this requires full and accurate information when communicating with shareholders.

These points are not raised and the Proposals are not offered to question the personal integrity of any Board member. Good people do not always possess the requisite abilities and expertise to deal with a difficult situation. The Proposals are offered in good faith to benefit all shareholders. It is apparent that the Board has little of any incentive to question the activities of the executive management team. The Board is faced with a difficult situation: their independence has been compromised by the activities of management who has a Svengali like hold over them. Perhaps they are unsure which course to choose other than to follow the advice of a management team. A management team that has taken advantage of their lack of experience in addressing the problems confronting the Company and the Bank as well as the concerns expressed in the Shareholder Proposals.

Proposal 1: Shareholder Proposal to Amend the Company's By-laws and Reduce the Company's Board of Directors to consist of Four Members and Require a three fourths Majority of Independent Directors

The Company's Board of Directors consists of eight members. The Proposing Shareholders request that an amendment to the relevant sections of the Company's By-Laws be put on the agenda such that (i) only four current board members of the Board of Directors will be elected at the 2015 Annual General Meeting, or at any general meeting of shareholders called thereafter. Upon adoption of Proposal 1, a three fourths majority of the Company's directors must be independent directors under NASDAQ standards and requirements used for the determination of independent "directors" will be adopted and applied to the Company's Board. The proposed new provision of the Company's By-Laws shall replace the existing relevant By-laws in their entirety. The relevant provisions regarding the number of Directors to be elected pursuant to the Company's By-laws shall be deleted in its entirety and replaced by:

"The Company's charter documents are amended to reduce the number of directors of the corporation so that the number of directors shall number not less than one (1) or more than four (4). Three/fourths of the corporation's directors shall consist of independent directors as that term is defined under NASDAQ requirements. The Board will consist of four current members of the Company's Board of Directors of three independent directors and one inside director. The directors are to be elected on an individual basis and for a term of office of one year. For purposes of this provision, one year shall mean the period between two annual shareholder meetings."

The Company's directors shall be elected by a plurality of the votes cast at the Annual Meeting. All other proposals will be adopted upon receiving the affirmative vote of the holders of a majority of the shares of Common Stock represented at the Annual Meeting, either in person or by Proxy.

The Proposing Shareholders recommend that the four (4) nominees include:

Alan D, Clemmons
Mary V. Propes
John W. Gandy
Thomas H. Lyles

Proposal 2: Shareholder Proposal requiring the Compensation Committee to reduce the aggregate annual compensation of the aggregate annual compensation of certain of the Company's and/or Bank's senior executive officers.

The Proposing Shareholder requests the Company's Board reduce the overhead of the senior executive officers of the Company and or Bank by at least thirty per cent (30%). While the efforts to "weather the storm of the Great Recession" have been appreciated, the Company's and the Bank's management have continued to draw relatively large annual compensation as the Bank continues to lose money and the Company's capital has dwindled to negative levels. Just as the size of the Bank's assets have fallen, so should the compensation level of the executive management who oversaw and/or created the asset quality problems at the Bank. ***Further, if the salaries were reduced to correspond with peer level institutions, the Bank would have likely have been profitable in 2014 and 2015 and might achieve an increased level of profitability in 2016.*** There has been no return to shareholders who have patiently awaited a turn around and there has been no apparent attempt to increase shareholder value. Rather than undertake an effort to address the situation and perhaps save the Company and Bank from failure, the current team has apparently been comfortable with their inflated salaries and perquisites in the role as caretaker until the FDIC "fails" the institution.

"RESOLVED, that the Company's shareholders urge the Board to direct the Compensation Committee of the Board to reduce the amount of the aggregate annual compensation of the three most highly compensated senior executive officers of the Company and /or the bank by a minimum of 30 percent. The shareholders direct the Board and the Compensation Committee to negotiate such reductions and provide a more incentive pay structure to be determined at their discretion in the event that the Bank and the Company resolves its TARP and Trust Preferred principal and interests payments to the satisfaction of the relevant regulatory agencies. The Shareholders recommend that part of any incentive based compensation be paid in Company stock."

Proposal 3: Shareholder Proposal for the formation of a Special Committee of the Board to explore Strategic Alternatives

The Proposing Shareholder requests the Board establish a Committee of the Board consisting of at least one Independent Director and at three shareholders with the experience to offer strategic options to salvage the Bank. The Proposing Shareholder is aware of several attempts to provide alternatives to salvage the Bank. At some point the interests of the management and certain members of the Board and those of the Company's shareholders have become conflicted. The Proposing Shareholder believes a certain degree of objectivity, independence, expertise and experience is required to determine if the situation at the Company and the Bank can be salvaged. Given the nature and extent of the conflicts, perhaps the only the way for existing shareholders to insure that their interests are considered in a restructuring of the Company and the Bank. There is a dire need for some innovative and independent thinking as the situation continues to deteriorate. To date, management and certain members of the Board appear to have resisted such alternatives as their interests do not coincide with those of a majority of the Company's shareholders. An independent, special committee of the Board consisting of knowledgeable shareholders will certainly have interests aligned with the shareholders, some of which still patiently hold larger positions in the Company than certain Board members. It is time for the Board to establish a special committee to explore actively strategic alternatives and solutions. Management has been passive too long and the Board should no longer allow management to oversee the further erosion of shareholder value.

"RESOLVED, that the Company's shareholders direct the Board to establish a Special Committee consisting one Independent Board member and three shareholders of common stock who are, within 90 days after the Special Committee's formation but no later than September 30, 2015, to report on strategic alternatives to the Board and shareholders. The shareholders who will be appointed to the special committee with the independent board member will have no relationship with the Bank or the Company other than their ownership of Company stock. The shareholder members of the special committee shall be selected due to their experience, expertise and knowledge of debt and equity placements, mergers and acquisitions and corporate restructurings. "

Proposal 4: Shareholder proposal for the formation of a special litigation committee to determine if the executive management of the Company or the Bank has breached the fiduciary duties owed to the Company's shareholders.

The Proposing Shareholder requests the Board establish a special litigation committee to determine if the Company's shareholders have a cause of action against the executive management of the Company for breaches of the fiduciary owed to the Company's shareholders. The Proposing Shareholder suggests that the Special Litigation Committee retain the services of former SEC Commissioner Roel Campos or an attorney with similar qualifications to make such an analysis a report back to the Board and the Company's shareholders. The Company's Board has taken extraordinary steps to: (i) thwart the introduction of shareholder proposals and to disenfranchise shareholders; (ii) "stonewall" shareholders who seek information regarding the Board's efforts to comply with the December 2010 Consent Order with state and federal banking regulators; (iii) mislead shareholders and perhaps the Board with regard to the precarious financial position of the Company and the possibility that the management team is acting in its own best interests rather than in the interests of all shareholders; (iv) fail to with the Company's Code of Ethics; (v) adequately disclose the consequences attendant to the default on its trust preferred securities and its TARP securities and the effect of a default in these payments as the Company's ability to survive as a "going concern"; and (vi) address other shareholder concerns such as "the interests of management and others in certain transactions" that may adversely affect the safety and soundness of the Bank.

"RESOLVED, that the Company's shareholders direct the Board to establish a special litigation Committee consisting of an Independent Counsel and three shareholders unaffiliated with management and the Board. With the aid of Independent Counsel the special litigation committee shall issue a written report to the full Board containing the findings of its investigation ("Report") within 90 days after the Committee is formed but no later than May 1, 2015. Upon discovery of any grounds justifying the removal of any member of management or a current or former Board Member of the Company, the special litigation committee shall report such grounds to the Board immediately and shall not wait for the issuance of the Report. Upon receipt of a removal recommendation from the special litigation committee, the Board shall immediately remove the Board member, terminate the employee or institute legal proceedings against a former Board Member."

THOMAS J. LYKOS, JR.

May 29, 2015

Board of Directors
Tidelands Bancshares, Inc. ("Company")
Tidelands Bank ("Bank")
875 Lowcountry Blvd.
Mount Pleasant, South Carolina 29464

I want to thank Mr. Tarleton for overruling Mr. Lyles and the Company's counsel and permitting me to attend the Annual Shareholders' Meeting on May 18, 2015 ("Meeting" or "Annual Meeting"), and allowing the Shareholder Proposals ("Proposals") to be voted upon. Mr.Tarleton, who served as Chairman of the Meeting, correctly noted that the Proposals were timely submitted and therefore proper for consideration. As noted below, I do take issue with Mr. Lyles' representation that the Board was neutral on the Proposals. As the formal part of the meeting was not adjourned before the Lyles' "presentation" regarding the Company's performance began, all remarks should be included in the formal minutes of the Meeting. I am not sure whether this was by design since my attendance at the Meeting was conditioned upon an agreement we reached or by your oversight on how such meetings are conducted, I was effectively "muzzled" during the formal portion of the Meeting.

If it was not apparent before the Meeting, one thing became clear at the Meeting. Your interests are no longer aligned with the shareholders. Please understand that I do not believe your motives are directed by misfeasance or malfeasance. Your failure to act in the best interests of shareholders by allowing Mr. Lyles to disenfranchise shareholders and then elevating his interests over those of the shareholders is a poor reflection on you as directors and not a statement on your qualities as individuals. This criticism is harsh one given the situation. However, I will point out the bases for this conclusion and note that I have offered an approach to address the situation and you have consistently rejected advice that has proven meritorious in similar circumstances with other institutions.

I have attended hundreds of annual meetings of bank holding companies during my career. Yours on May 18, 2015, was remarkable for many reasons; the most notable of which was the total lack of transparency in the management of the Company and Bank. Your silence as a Board, tacit approval of Mr. Lyles' statements and lack of a presentation were not lost on the shareholders. I cannot recall an annual meeting where the CEO and CFO failed to offer a presentation supported by a hand out or power point presentation regarding the bank's performance over the last year, comparisons with its previous years' performances, plans for the future and a comparison with its local peers. If management or you are not familiar with such presentations, I will provide an example, or perhaps your investment advisor could provide one to you and then you could distribute to all shareholders. As referenced herein, the term Bank management and/or Company management refers to the senior executive management identified on page 11 of the Proxy ("Management").

Given the lack of a presentation and the continued poor operating performance of the Bank and Company, are shareholders right to assume that your plan is to keep: "Whistling past the graveyard?" What were the specific reasons that there was a loss in the last quarter given the performance of the local economy? Was this lost expected? Was it due to the sale of a piece of owned real estate? As with all banks in dire financial position, rumors tend to take on added significance. In your case, did the result come from a sale of a piece of real estate for a little over $1 million that was carried on the books for a $3 million? What were the circumstances of that sale? Did anyone affiliated with the Bank or Company or any relative of an employee, director or affiliate earn a fee or any form of payment related to this transaction? Before the answers are provided, please be aware that I was provided a copy a publicly filed recording of the transaction with the county, so try to provide detailed responses to these inquiries to avoid further speculation, hearsay and rumor.

While the extent of Mr. Lyles' efforts to frustrate the legitimate exercise of shareholder rights came as no surprise, I have been impressed by your perception of the fiduciary duties owed to shareholders. By your silence in the face of Mr. Lyles' misstatements made in the presence of your shareholders during the Meeting, it appears you have adopted his position. His comments confirmed certain misstatements made in the Company's proxy materials dated April 8, 2015 (hereinafter referred to as "Proxy") which noticed the Meeting and was the first disclosure to shareholders other than Management and the Board of the March 19, 2015 record date ("Record Date"). Moreover, his misleading statements during the formal portion of the Annual Meeting concerning the Board's neutrality regarding the Shareholder Proposals provided additional grounds to support the belief that you have acquiesced in his actions and support the misstatements contained in the Proxy.

First, Mr. Lyles continues to hold fast to the representation he made during the Meeting and as disclosed in the Proxy that the Board is comprised of "Independent" directors per NASDAQ requirements is a material misstatement and per the criteria set forth on pages 6, 7 and 8 of the Proxy. Given these requirements, a shareholder must wonder how much new business in the form of deposits and loans the Board has brought to the Bank. Also, one wonders how a Bank that has loaned the Board which holds only 8.75 %of the stock can justify over $9 million in loans to certain Board members. How are these loans performing and does it affect the decision to raise Management's compensation? Are the loans outstanding to any member of the Company's Compensation Committee? Given the lack of transparency in light of your actions and representations, these are legitimate questions that must be addressed by the Board and Management. The Board is neither independent nor disinterested. Mr. Lyles' representations in the Meeting and the fact that the Board did not actively participate in the Meeting provide further proof that the Board is suffering a severe case of Stockholm Syndrome. You have become hostages to Management for so long that you have begun that to identify with (and even over compensate) your captors.

For example, the statements of Ms. Robinson and Mr. Clemmons in our February 23, 2015 meeting demonstrated their lack of independence and a profound misunderstanding of their fiduciary duties to shareholders. However, the fact the Board approved management raises in light of a Shareholder Proposal to reduce such pay was totally inconsistent with the actions of an independent board. The Board should be aware by now that a considerable percentage of disinterested shareholders support a reduction of pay rather than an increase in compensation. There was neither justification for nor an explanation of such an increase in light of the Company's and Bank's operating performance and deteriorating capital position over the last 20 quarters. Rewarding Management, while losses continue to mount at the Company and Bank is further evidence of your abrogation of your duties and the total dependence on Management to the detriment of shareholders. If the Company and Bank were ever to become profitable, one can only imagine the size of the compensation package Management would be awarded. Not only have the architects of near failure remained in place, but they have been rewarded without any explanation to shareholders.

After the Meeting adjourned, one Board member confirmed my worst suspicions regarding the extent to which the Board is held hostage. In the presence of several shareholders, this Board member observed that Board was powerless to do anything because (and I paraphrase): "Who else could they find to run the Company and Bank."

While the concern is legitimate and sentiment sincere, there are many management teams that are turn around specialists who specialize in this situation who would be welcomed by the regulators. Indeed, the shareholders would vote for a new board who would replace Management if it were practical to do so. Although there are others that can be brought in subject to regulatory approval, the Board will not even question the decisions or recommendations of Management. Shareholders are not in a position to replace the Board despite your lack of independence and breaches of duty reflected in your continuous and unquestioned support of Mr. Lyles and senior management.

In the February 23, 2015 meeting, I began to understand why the Board has taken this untenable position. Mr. Clemmons likened the board-shareholder relationship to that of a representative democracy. His analogy suffers at many levels. However, the Company is in such poor shape that I observed and still contend that: "No one in their right mind would stand for election." Thus the Board and Management are totally insulated and entrenched because of the imminent failure of the Company and Bank and the attendant regulatory and private legal exposure you face.

In short, you are neither independent nor disinterested because you simply say so in the Proxy and Mr. Lyles'conclusiory statement on this point at the Annual Meeting. An application of the criteria to establish independence contained in the Company's By-laws and in the Proxy demonstrates otherwise when applied to this situation. Facts are stubborn things and the facts here reveal a Board held hostage to Management.

The second misstatement in the Proxy concerns the Company's application of the terms "the shareholder of record." While the term shareholder of record is defined in the relevant South Carolina statute, it is defined for the purposes of that statute and not for determining who can vote at the Annual Meeting. Further the statute does not define what constitutes proof that one is a shareholder of record. The Company's B-laws allow the Chairman of the meeting to take actions that recognize the votes of the beneficial owners. In any event, the Company, through Mr. Lyles and the Board's counsel (I refer to Mr. Hennig III as the Board's counsel because it appears he from his statements and interpretations and failure to advise the Board that he does not represent the Company's shareholders other than those who sit on the Board) did not accept proof of beneficial ownership as evidence that one is a shareholder of record. I would welcome your explanation if the Board members and Management were subject to the same limitations/requirements imposed on other beneficial owners, whether they were voted and how your shares were voted. I ask because of the shares owned or controlled by board as record shareholders reflect that Chairman Tarleton is the sole shareholder of record for 30,100 shares, Board Member Lyles holds 40,375 shares in his name, Board member Clemmons holds only 8,444 in his own name, Board Member Robinson holds only 800 shares in her own name, Board member Propes holds 15,000 in her own name and Mr. Mathewes holds only 9,636 as a shareholder of record. The other Board members and senior executives are not included as shareholders of record on the list presented at the meeting.

The Board collectively owns less than 100,000 shares of record. Given the tallies against the Proposals provided by the election judges at the Meeting, if the shares voted by Mr. Lyles as proxy are disqualified by his conflicts and if the shares held directly or beneficially by the Board and Management are disqualified due to the clear conflicts described below, then the vote for the Proposals would have carried at the meeting. Therefore, as was requested at the Meeting where the judge of elections agreed to preserve and protect the integrity of the proxies, I ask for the copies of all proxies counted and all votes of record be supplied to me for review for examination as the tallies do not add up after a review of the publicly filed documents regarding Board and executive ownership.

No beneficial owner who holds their shares in street name can comply with the provisions to filing their proposals for inclusion in the proxy materials to be distributed by the Company. Any shareholder proposals for the 2015 meeting had to be submitted by December 10, 2014. However, the record date of the meeting (March 19, 2015) and the operation of Section 9(a) (iii) of the Company's By-laws make it impossible to prove on December 10, 2014 that the proposing shareholder was a holder as of the record date, this year March 19, 2015, and obtain the proof required by the Mr. Lyles and counsel that they were a record holder on the record date. The application of the By-Laws and the evidence required by the Company effectively disenfranchises 83% of the shareholders given the practicalities of holding shares in street name in 21st century America. Under the position taken by the Company, to have been considered for inclusion in the Company's proxy materials for the 2015 Annual Meeting, the proposing shareholder would have to prove on December 10, 2014, that he was a record holder of Company shares on a record date that yet to be established – an impossibility. Then once the record date established and disclosed, in this case after April 8, 2015, there is very limited time, insufficient time, to acquire the documentation required by the Company for beneficial shareholders to prove the right to vote their shares because they cannot prove to the Company's satisfaction that they were shareholders of record on the record date. For example, I never received a proxy. My estimate is that most shareholders received theirs in mid- or late April giving them only 20 to 25 business days to jump the legal hurdles established by Mr. Lyles and your counsel once they contacted their broker who then would have put them in contact with Cede & Co.

The third misstatement, found on page 16 of the Proxy, would normally seem trivial. This representation which normally be considered clerical again demonstrates the Company's casual attitude regarding the formalities of corporate governance at best. At worst it represents another active attempt to frustrate the legitimate exercise of shareholder rights. The Proxy section entitled "SHAREHOLDER PROPOSALS FOR THE 2015 ANNUAL MEETING OF SHAREHOLDERS" should be entitled "SHAREHOLDER PROPOSALS FOR THE 2016 ANNUAL MEETING OF SHAREHOLDERS." The disclosure in Shareholder Proposals section of the Proxy statement would put shareholders on notice that the proposals for the 2015 meeting would be due December 10, 2015. An obvious oversight unless put into the context of the current dispute regarding the Proposals, the attempts to disenfranchise shareholders and the timing of the submission of various shareholder proposals to enable all shareholders to consider them-the crux of the issue facing this Board.

The fourth misstatement concerns the Company's failure to note, let alone highlight, the change in position of the Company's auditors with regard to the viability of the Company. Failure to include such a discussion on pages 9 and 10 of the Proxy is an act of omission. While in her presentation at the Annual Meeting, Ms. Robinson articulated the risks attendant with the inability to pay back the TRuPs and TARP funds, there has been no disclosure of the salient facts that these holders may have expressed to the Board. Certain disclosures are required. Moreover, the fact that the auditors have downgraded their assessment of the Company's viability was not disclosed to all shareholders. This is a material fact mentioned in passing by the auditors at the Annual Meeting that to only a few shareholders. This fact should be disclosed in an 8k filing to all shareholders since the next downgrade will be to raise the issue of the Company's viability as a going concern.

The fifth misstatement made in the formal portion of the Annual Meetings was that the Board was neutral regarding the Shareholder Proposals. With this curt and dismissive comment, Mr. Lyles placed you all in an actionable position. The Board obviously opposed all of the Proposals given the tally provided at the Annual Meeting. For example if you opposed the provision regarding a reduction in executive pay, and you were neutral on this position, then why did you approve an increase in their compensation? Answer: you are Management's hostages. At a minimum, one Board member should have noted that she or he was not neutral and corrected Mr. Lyles' material misrepresentation of fact on your behalf if that were the case.

Your act of omission was compounded by the fact that the Board was on notice that certain of the Proposals had been proposed, then re-introduced and would still be pursued at the Meeting. There is substantial correspondence with the SEC and with the Board confirming the existence and substance of the Proposals and their adverse effect on Mr. Lyles. Regardless, the last paragraph on page 1 of the Proxy in the Section entitled "Voting Information," you consciously empowered Mr. Lyles to vote "in accordance with his judgment" on matters in which he was directly conflicted. Such actions directly contravene the Code of Ethics cited on page 9 of the Proxy. One wonders if the Code applies only to the Management and not to the Board. In any event, by promoting his personal and financial interests over those of the Company's shareholders, he has violated the Company's Code of Ethics. As a Company Director, he has violated his fiduciary duties to the shareholders and you have aided and abetted his actions.

The second act you allowed Mr. Lyles to take, an act that was not neutral, was to permit Mr. Lyles to abuse his position of trust by casting the votes he held as proxy against each Proposal. Did it not occur to one of you that the Proposals directly affected Mr. Lyle's compensation and his ability to exercise absolute power at the Company and Bank? Each Proposal represented a direct conflict of interest to him. I would expect that the minutes of the Board would reveal that you never formally considered the Proposals before the Meeting. If they were never formally considered, then you cannot assert neutrality. By allowing Mr. Lyles to vote against them, you permitted him to vote against properly introduced proposals that have an adverse and material impact on his personal financial and professional interests. Therefore, how could the Board remain neutral or take no position without further demonstrating that you are neither independent nor disinterested? In allowing Mr. Lyles, the most seriously conflicted member of the Board, to cast over a million shareholder votes, shareholders who had no way to have obtained knowledge of the Proposals and who had them voted by a conflicted Board member, you either by negligence or design took a formal position against the Proposals. In short, you allowed the most severely conflicted fellow Board member to cast a vote as proxy that favored his interests to the detriment of the shareholders without objection and then to claim you were neutral.

Moreover, his statement that he is really working hard "over the last year and a half to raise fresh capital" given the TRuPS situation will come as news to your regulators. This should have been your highest priority since the execution of your Consent Agreement with the regulators in 2011. It is not a priority in light of your failure to take any constructive action to accomplish this vital objective. Fresh capital has been raised for companies in more difficult situations and should have been accomplished by now. However, Management and the Board have actively opposed any effort to entertain or approve a plan that would have achieved this result. The Board has chosen to stick with a losing hand because a successful recapitalization would have likely resulted in a new management team, a restructured board and new legal counsel.

Mr. Lyles' actions, his statements and your inaction effect the credibility of Board members such as Ms. Robinson who noted at the Meeting that (and I paraphrase): "she and the other board members are also investors and work hard for the shareholders." I do not doubt that. However, she noted at the February 23, 2015 meeting that: "Thomas [Lyles] speaks for us." Therefore, she raises grave doubts as to her understanding of her obligations as an independent director, the independence of the entire Board and what expertise and talents are required to raise new capital and save the Bank.

Finally the greatest potential fraud perpetrated on the shareholders was the Meeting itself. As noted above, some of the largest shareholders who were present were not allowed to vote for the Shareholder Proposals that they supported. The manipulation of the proof required to be a shareholder of record was clearly designed to defeat the Proposals. The two largest shareholders of record on the shareholder list provided at the Meeting, other than a current Board member, is John T. Parker, a deceased former director (24,511shares) and Dorothy I. Roessler of Summerville, SC (20,000 shares). Ms. Roessler's holdings represent .468% of the outstanding and issued shares. One wonders if and how Mr. Parker's shares were voted given Mr. Clemmons earlier allusion to representative democracy. One also wonders if Ms. Roessler voted her shares, how she voted and if her vote was fully informed.

Only Board members Clemmons, Tarleton, Robinson, Lyles, Propes and executive officer Mathewes are shareholders of record. One can fairly question their votes on the Proposals. All of their votes should be disqualified if they voted against the Proposals as they would be voting in clear conflict to the interests of the shareholders they purportedly represent. The Board members who cast a vote against or did not abstain from voting on the Proposals have aided and abetted Mr. Lyles' misrepresentation of Board neutrality. Your votes as record shareholders are further proof of your disregard for or misunderstanding of your fiduciary duties as you also did not object to Mr. Lyles voting the proxies of uninformed or misinformed shareholders against the their interests and in favor of his financial and personal benefit. Further, by voting against Shareholder Proposal 4 you are not neutral and you have confirmed that you can no longer be characterized as disinterested.

The extent to which Mr. Lyles had to manipulate the process is revealed by the tabulation of the votes. The Board member re-elected with the highest number of votes was Mr. Lyles coming in with 1,415,188 votes while the lowest vote received by a Board member was 1,383,330 votes based on the report of the election judge. The Board must have great confidence in the fact that you were returned to office with less than 33% of the vote on average – and you were unopposed. More than 2/3 of the shareholders either did not vote or would have cast a vote against you if they were not disenfranchised by your actions. As of the record date 82.763% of the outstanding shares were held in street name. One wonders what would happen if a fair election on the Proposals was allowed to move forward. One wonders what would happen if the Company was in a financial position where others would have the unmitigated temerity to oppose your candidacies.

In effect, a Board that holds only half of the shares it beneficially owns as shareholders of record should be able to use the "process" to its advantage without resorting to the tactics and misleading statements made by Mr. Lyles. To claim that the election reflects an honest representation of shareholder views is regrettable. The shareholders were denied any meaningful input into the Company's Proxy and then excluded from participating at the Meeting. A fair process with informed investors would have likely resulted in the adoption of the Proposals.

In short, the Annual meeting was a sham. The Proposals would have likely been adopted had the beneficial shares represented and voted at the Meeting been counted and those voted by Mr. Lyles and the other Board members and Management excluded due to the conflicts noted herein. I believe that the independent judge of the election should have required this and the Chairman of the Meeting should have ordered the vote be taken in this fashion. Therefore, the results are illegitimate, should be overturned and a new election should be required unless the newly "elected" Board determines to act in the best interests of all shareholders and adopt the Proposals.

I take no great pleasure in reciting the litany of misstatements made at the Meeting and those contained in the Proxy. I cite them as the reasons why shareholders perceive the Board to be captives of Management. As a result of the Board's actions and inaction you have lost all credibility with many shareholders (and quite possibly the federal and state banking and securities regulators). Given the Board's lack of independence and Mr. Lyles clear conflict as Management's member of the Board, I ask that the Board break with Management by: (i) immediately adopting a proposal calling for a special subcommittee that is engaged in the process of working to find a transaction structure to save the Bank (see Proposal Three introduced at the Meeting); and (ii) calling for a Special Shareholders' Meeting in August where the Proposals can be considered by all shareholders including beneficial owners that demonstrate their ownership as of the record date. Alternatively, you can always adopt the Proposals without shareholder approval.

Such a special meeting would enable the Shareholder Proposals presented at the 2015 Annual Meeting to be considered by all shareholders and the time to ensure that the 83% of the shareholders effectively disenfranchised be heard. I believe Mr. Gandy was supportive of the fact that all shareholders have a chance to consider the Proposals and that they have the opportunity to have their votes counted. Standing behind legal technicalities, abusing the proxy power and the unsubstantiated interpretations of your counsel provides a patina of legitimacy to the illegitimate act of disenfranchising shareholders and entrenching Management who are accountable to neither the Board nor shareholders.

I request that you provide an answer, in writing by 5:00 PM Central Standard Time, June 5, 2015. I do not usually make such demands. However, please be aware that I never received a formal or informal answer to the proposals discussed at the February 23, 2015 meeting or my offer to withdraw them if the proposal to impanel a special subcommittee was adopted. You have my fax number.

In the past, I have not forwarded these communications to the SEC, the Federal Reserve Bank of Richmond or state banking regulators. However, pending an unfavorable response or a lack of response, I will forward this correspondence to the relevant regulatory authorities and ask that they open an inquiry. Certain shareholders who contacted me after the Meeting (and perhaps others) with an interest in this matter asked me to forward to them a copy of my correspondence to you. I anticipate that a similar request will come to you in the form of a petition for a Special Shareholders' meeting as the 10% requirement appears readily attainable.

As always, I hope that you might understand the serious position that you occupy and act in the best interests of all shareholders. Although I am not sanguine as to your response, I look forward to receiving a positive response to the Proposals by the deadline. If not, the next communication will come in the form of a demand rather than a request, as you will have left me and perhaps other shareholders no other alternative to protect and preserve our investment in the Company.

Very truly yours,

From: Tom Lykes***FISMA & OMB MEMORANDUM M-07-16***
Sent: Thursday, December 10, 2015 3:31 PM
To: Tanya Robinson; Cathy Cole
Subject: Addendum

Please respond upon receipt. I has been faxed as well. The only addition is to the cover letter. The Proposals remain the same so they are not attached.

SHAREHOLDER PROPOSALS TO TIDELANDS BANCSHARES INC.

December 10, 2015

Delivered by Hand, Email and Facsimile

Tanya D. Robinson
Corporate Secretary
Tidelands Bancshares, Inc.
875 Lowcountry Boulevard
Mount Pleasant, South Carolina 29464

Re: Addendum Shareholder Proposals dated December 9, 2016 to be presented at 2016 Annual Meeting of Tidelands Bancshares, Inc. Shareholders ("Tidelands" or "Company")

Dear Ms. Robinson:

The undersigned shareholders of Tidelands Bancshares, Inc. ("Proposing Shareholder") entitled to vote at the 2016 Annual Meeting of the Company's Shareholders to be held in 2016 ("Annual Meeting"), are delivering this addendum to the formal letter requests and notices to the Company. Those requests and notices are made in accordance with the Company's Articles of Incorporation and Articles of Amendment ("Articles") and Article 2, Section 9 of the Company's Amended and Restated By-laws ("By-laws").

This Addendum does nothing to change the Proposals referenced above, but apply to the request and notice of the cover letter that accompanied the Proposals. Although the undersigned shareholders believe the request and notice contain both explicit and implicit statements regarding the intention of the undersigned shareholders, the undersigned want to state with certainty that: WE INTEND TO OWN THE SHARES DESCRIBED BELOW UNTIL THE COMPANY'S 2016 ANNUAL SHAREHOLDERS MEETING.

Please contact the undersigned should you require further information regarding the Proposing Shareholders submission of the Proposals. The address for such purposes is provided below.

Very truly yours,

Shareholder Name: Thomas J. Lykos, Jr.

Shareholder Address: ***FISMA & OMB MEMORANDUM M-07-16***

Ownership Interest: 500 Shares Beneficially Owned
Class: Common
Principal Occupation: Investment Banker/Lawyer

Shareholder Name: Blevins Family Properties LLC
Managing Partner: Hillary Blevins
Shareholder Address: ***FISMA & OMB MEMORANDUM M-07-16***

FISMA & OMB MEMORANDUM M-07-16

Ownership Interest: 29,405 Shares Beneficially Owned
Class: Common
Principal Occupation: Investments

From: Neil Grayson
Sent: Friday, December 18, 2015 4:05 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: 2016 shareholder proposals

Tom:

I am in receipt of the shareholder proposal letter to Tidelands Bancshares, Inc. dated December 9, 2015 signed by you and Blevins Family Properties, LLC, together with your accompanying email and other attachments. Since you asked for a response by December 19, I am writing to let you know that I am meeting with the board of directors on Monday, December 21 to discuss your requests. I anticipate sending you a response no later than December 23.

Neil E. Grayson
Nelson Mullins Riley & Scarborough LLP
104 S. Main Street, Suite 900
Greenville, South Carolina 29601
Phone: (864) 250-2235
Fax: (864) 250-2359
Cell: (864) 421-4635
Email: neil.grayson@nelsonmullins.com

EXHIBIT B

From: Tom Lykos ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Tuesday, January 05, 2016 4:49 PM
To: tlyles@tidelandsbank.com; Neil Grayson; ccole@tidelandsbank.com; krobinson20@sc.rr.com
Subject: Shareholder proposals

Please see attached.

SHAREHOLDER PROPOSALS TO TIDELANDS BANCSHARES INC.

January 5, 2016

Delivered via E-mail
and Facsimile

Thomas Lyles President and CEO
and
Tanya D. Robinson
Corporate Secretary
Tidelands Bancshares, Inc.
875 Lowcountry Boulevard
Mount Pleasant, South Carolina 29464

Re: Shareholder Proposals to be presented at 2016 Annual Meeting of Tidelands Bancshares, Inc. Shareholders ("Tidelands" or "Company")

Dear Mr. Lyles and Ms. Robinson:

The undersigned shareholders of Tidelands Bancshares, Inc. ("Proposing Shareholder") acting in a separate capacity, entitled to vote at the 2016 Annual Meeting of the Company's Shareholders to be held in 2016 ("Annual Meeting"), are delivering this formal letter request and notice to the Company. This request and notice are made in accordance with the Company's Articles of Incorporation and Articles of Amendment ("Articles") and Article 2, Section 9 of the Company's Amended and Restated By-laws ("By-laws"). We appreciate the opportunity to respond to the correspondence dated December 22, 2015 and December 28, 2015 ("Correspondence"), sent on the Company's behalf by Neil Grayson, the Company's counsel.

As a general response to the Correspondence, we hereby incorporate the entirety of our correspondence to you dated December 9, 2015, which elicited the Correspondence. Specifically, we disagree with certain conclusions of fact and interpretations contained in the Correspondence. But as it is our desire to act in a collegial manner and in good faith, we will respond to the requests for clarification contained in the correspondence. However, rather than contest every point in which we are in disagreement, we choose to focus on the matters in which we can agree upon and work for the inclusion of all shareholder proposals we offered as we understand that the Company was not inundated with shareholder proposals.

First and foremost, the undersigned are not acting in concert. They are submitting proposals as separate shareholders engaged in the legitimate exercise of shareholder rights. The single submission of two shareholders should be viewed as a matter of convenience only.

Second, as acknowledged in the Correspondence. The Blevins Family Properties LLC currently is the record owner of at least $2,000 in market value of the company's shares and intends to continue holding the required number of shares ***through*** the date of the Company's 2016 Annual Shareholder Meeting. As such, and if limited to one shareholder proposal, the Blevins Family Properties LLC requests the inclusion of Shareholder Proposal 3 requiring the establishment of a Special Committee of the Board as described in the Shareholder Proposals previously provided to the Company.

Third, it is not clear that you have adequately established the criteria for disqualification of the shares held by Thomas J. Lykos, Jr. At one time, these shares had the value of $2,000 and have been held for the requisite time period. Mr. Lykos appreciates the guidance provided on page two of the December 22, 2015 Grayson Correspondence. However, it is impossible to comply with this requirement given the procedural difficulties in obtaining the information required during the Christmas and New Year's holiday. Further, given the realities of holding securities in 21st century America, I would note that a majority of the Company's Directors do not satisfy the requirements to introduce shareholder proposals under your interpretation and application of Rule14a-8(b). Therefore it is within the Board's authority to include a Shareholder Proposal offered by Mr. Lykos.

Given the time to respond under the SEC Rule and the fact that the holidays prevented the delivery of the documentation you seek and the Board's discretion to allow the inclusion of shareholder proposals submitted to the Company on a timely basis, Mr. Lykos requests the inclusion of Proposal 1. Mr. Lykos disagrees that Proposals 1 contains two proposals as concluded in the December 22, 2105 Grayson Correspondence. The Proposal is one amendment to the By–Laws and therefore constitutes one shareholder proposal. Mr. Lykos will submit a request to the SEC for a formal ruling on this "finding" by the Board if the Board does not use its discretion to include the Proposal 1. As a backup positon if it is determined that the SEC concludes the Proposal 1 constitutes two proposals, then Mr. Lykos requests the inclusion of Proposal 4 in the proxy materials.

Fourth, Mr. Lykos is the beneficial owner of shares of sufficient value to be allowed to introduce a shareholder proposal if the Board denies the request to utilize its discretion. Mr. Lykos believes he currently owns and he intends to continue holding the required number of Company shares ***through*** the date of the Company's 2016 Annual Meeting of Shareholders.

Although the Board may likely contend that only Proposal 3 has been properly introduced based on the arguments put forward by the Correspondence, the Board has the discretion under the By-Laws to include all of the proposals offered in our prior correspondence. Rule14a-8 was designed to foster shareholder participation in annual meetings and not frustrate the legitimate exercise of shareholder rights. Such discretion is called for given the precarious financial condition of the Company and the Board's demonstrated lack of independence that make this situation one that requires a waiver of the strict application of the SEC's requirements of Rule 14a-8.

Again, in the spirit of cooperation rather than confrontation, the undersigned request the inclusion of all four shareholder proposals. This will avoid the need, cost, disclosure and attendant publicity of seeking an SEC ruling on these matters and will obviate the need to request that the Enforcement Division open a formal investigation into certain matters at the Company that have been inadequately disclosed or omitted.

The Proposals are designed to address shareholder concerns that have been long ignored by a majority of the current Board and the Company's executive management. Pursuant to the Company's By-Laws, the Proposing Shareholder requires that a vote by ballot be taken on all the Proposals before the Shareholders at the Annual Meeting. Further, at the 2016 Annual Meeting, the Proposing Shareholders urge the Company's Board, Corporate Secretary and executive officers to comply with all other the provisions of the Company's By-laws and Articles of Incorporation relevant to the consideration and vote upon the Proposals.

Please contact the undersigned should you require further information regarding the Proposing Shareholders submission of the Proposals. The address for such purposes is provided below.

Very truly yours,

Shareholder Name: Thomas J. Lykos, Jr.
Shareholder Ad
FISMA & OMB MEMORANDUM M-07-16

Ownership Interest: 500 Shares Beneficially Owned
Class: Common
Principal Occupation: Investment Banker/ Lawyer

Shareholder Name: Blevins Family Properties, LLC
By its Managing Partner: Hillary Blevins
Shareholder Adc
FISMA & OMB MEMORANDUM M-07-16

Ownership Interest: 29,405 Shares Beneficially Owned
Class: Common
Principal Occupation: Multi-Family Investments

cc: Neil Grayson, Esq.
Nelson Mullins Riley & Scarborough
104 South Main Street
Ninth Floor
Greenville, SC 29601

EXHIBIT C

Nelson Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law
104 South Main Street / Ninth Floor / Greenville, SC 29601
Tel: 864.250.2300 Fax: 864.250.2359
www.nelsonmullins.com

Neil E. Grayson
(Admitted in GA SC & NY)
Tel: 864.250.2235
Fax: 864.250.2359
neil.grayson@nelsonmullins.com

December 22, 2015

<u>VIA Email and Federal Express</u>
Thomas J. Lykos, Jr.

FISMA & OMB MEMORANDUM M-07-16

Blevins Family Properties, LLC
Hillary Blevins

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Lykos and Ms. Blevins:

I am writing on behalf of Tidelands Bancshares, Inc. (the "Company"), which received on December 10, 2015, the shareholder proposals entitled "Shareholder Proposals to be presented at 2016 Annual Meeting of Tidelands Bancshares, Inc. Shareholders" and "Addendum Shareholder Proposals dated December 9, 2016 to be presented at 2016 Annual Meeting of Tidelands Bancshares, Inc. Shareholders" (collectively, the "Proposals") submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareholders.

The Proposals contain certain procedural deficiencies, which SEC regulations require the Company to bring to your attention. First, Rule 14a-8(b) under the Securities Exchange Act of 1934 ("Exchange Act") provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. Mr. Lykos notes in the Proposals that he beneficially owns only 500 shares. Accordingly, he is not permitted to submit even one proposal to the Company. In your response letter, please explain whether Blevins Family Properties LLC is acting in concert with or on behalf of Mr. Lykos or whether Blevins Family Properties LLC is acting on its own behalf. In the event that Blevins Family Properties LLC and Mr. Lykos are acting as a group, the group is only entitled to submit one proposal. In the event Blevins Family Properties LLC is acting on its own behalf, only Blevins Family Properties LLC may submit a proposal.

Second, the Company's stock records do not indicate that, as of the date the Proposals were submitted, (i) Thomas J. Lykos, Jr. is the *record* owner of at least $2,000 in market value, or 1%, of the Company's shares, and (ii) that Blevins Family Properties LLC is the *record* owner of at least $2,000 in market value, or 1%, of the Company's shares.

To remedy these defects, you must obtain a proof of ownership letter verifying your continuous ownership of the required number of Company shares for the one-year period preceding and including December 10, 2015, the date the Proposals were submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number of Company shares for the one-year period preceding and including December 10, 2015; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number of Company shares for the one-year period preceding and including December 10, 2015.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number of Company shares for the one-year period preceding and including December 10, 2015. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 10, 2015, the required number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

Third, and as discussed above, under Rule 14a-8(b) of the Exchange Act, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the Proposals for at least one year as of the date the Proposals were submitted to the Company and must provide to the Company a written statement of the shareholder's intent to continue ownership of the required number of shares *through* the date of the Company's 2016 Annual Meeting of Shareholders. The written statement that "WE INTEND TO OWN THE SHARES DESCRIBED BELOW UNTIL THE COMPANY'S 2016 ANNUAL SHAREHOLDERS MEETING" is not adequate to confirm that the required number of the Company's shares will be held *through* the date of the 2016 Annual Meeting of Shareholders. To remedy this defect, you must submit a written statement that you currently own and intend to continue holding the required number of Company shares *through* the date of the Company's 2016 Annual Meeting of Shareholders.

Fourth, pursuant to Rule 14a-8(c) under the Exchange Act, a qualifying shareholder may submit no more than one proposal to a company for inclusion in a company's proxy statement for a particular shareholders' meeting. The Proposals constitute more than one shareholder proposal. Specifically, the Proposals set forth "Proposal 1," "Proposal 2," "Proposal 3," and "Proposal 4," and the subjects of the Proposals are distinctly different. In addition, it appears that "Proposal 1" is actually two proposals in that it requests that the Company (i) amend the Bylaws to reduce the number of directors, and (ii) adopt a new independence standard. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposals you would like to withdraw.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please send your response to the Company or me no later than 14 calendar days from the date you receive this letter. If you send your response to the Company, please send your response to Thomas H. Lyles, President & CEO of Tidelands Bancshares, Inc., 875 Low Country Blvd, Mount Pleasant, SC 29464, or via fax to: (843) 388-8081. If you send your response to me, please send your response to me at Nelson Mullins Riley & Scarborough, LLP, 104 S. Main Street, Suite 900, Greenville, SC 29601, or via fax to (864) 250-2359. Please send the response by a means that allows you to confirm your response has been received.

If you have any questions with respect to the foregoing, please contact me at (864) 250-2235. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No 14F.

Sincerely,

Neil E. Grayson

Neil E. Grayson

cc: Thomas H. Lyles, President & CEO of Tidelands Bancshares, Inc. (via email)
John D. Dalton, VP, Corporate Controller of Tidelands Bancshares, Inc. (via email)

Enclosures

Code of Federal Regulations

Title 17 - Commodity and Securities Exchanges

Volume: 3
Date: 2013-04-01
Original Date: 2013-04-01
Title: Section 240.14a-8 - Shareholder proposals.
Context: Title 17 - Commodity and Securities Exchanges. CHAPTER II - SECURITIES AND EXCHANGE COMMISSION (CONTINUED). PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934. Subpart A - Rules and Regulations Under the Securities Exchange Act of 1934. - Regulation 14a: Solicitation of Proxies.

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (**i**)(1):
Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (**i**)(2):
We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (**i**)(9):
A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (**i**)(10):
A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

---

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT D

From: Neil Grayson <neil.grayson@nelsonmullins.com>
Date: December 22, 2015 at 1:30:04 PM EST
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: Response to the request for proposals to be included in the proxy statement for the Tidelands Bancshares, Inc. 2016 Annual Meeting of Shareholders

Tom:

I'm attaching a response letter to the request you submitted to have shareholder proposals included in the proxy statement for the Tidelands Bancshares, Inc. 2016 Annual Meeting of Shareholders. If you have any questions about the matters addressed in this letter, please let me know.

I am also following up on the questions you have asked in your emails and letters. I am willing to discuss these matters with you, but since some of the information you are requesting is not public, you would first need to sign an NDA. I am attaching another copy of the NDA I sent you on September 1, 2015. If there are provisions in this NDA that you do not think are appropriate, let me know and I would be happy to discuss them with you.

Neil E. Grayson
Nelson Mullins Riley & Scarborough LLP
104 S. Main Street, Suite 900
Greenville, South Carolina 29601
Phone: (864) 250-2235
Fax: (864) 250-2359
Cell: (864) 421-4635
Email: neil.grayson@nelsonmullins.com

EXHIBIT E

From: Neil Grayson
Sent: Tuesday, December 29, 2015 2:49 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: FW: Response to the request for proposals to be included in the proxy statement for the Tidelands Bancshares, Inc. 2016 Annual Meeting of Shareholders

Tom:

I am following up on the response letter I sent you on December 22 and to remind you that, under SEC rules, if you wish to include a proposal in the company's proxy statement you have 14 days from the date you received the letter to respond to the procedural deficiencies outlined in the response letter. I am attaching a copy of a reminder letter that I sent you yesterday. A copy of the original response letter, with its attachments, is also attached.

If you have any questions about the matters addressed in the letter, please let me know.

Neil E. Grayson
Nelson Mullins Riley & Scarborough LLP
104 S. Main Street, Suite 900
Greenville, South Carolina 29601
Phone: (864) 250-2235
Fax: (864) 250-2359
Cell: (864) 421-4635
Email: neil.grayson@nelsonmullins.com

From: Neil Grayson
Sent: Tuesday, December 22, 2015 1:30 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: Response to the request for proposals to be included in the proxy statement for the Tidelands Bancshares, Inc. 2016 Annual Meeting of Shareholders

Tom:

I'm attaching a response letter to the request you submitted to have shareholder proposals included in the proxy statement for the Tidelands Bancshares, Inc. 2016 Annual Meeting of Shareholders. If you have any questions about the matters addressed in this letter, please let me know.

I am also following up on the questions you have asked in your emails and letters. I am willing to discuss these matters with you, but since some of the information you are requesting is not public, you would first need to sign an NDA. I am attaching another copy of the NDA I sent you on September 1, 2015. If there are provisions in this NDA that you do not think are appropriate, let me know and I would be happy to discuss them with you.

Neil E. Grayson
Nelson Mullins Riley & Scarborough LLP
104 S. Main Street, Suite 900
Greenville, South Carolina 29601
Phone: (864) 250-2235
Fax: (864) 250-2359
Cell: (864) 421-4635
Email: neil.grayson@nelsonmullins.com

Nelson
Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law
104 South Main Street / Ninth Floor / Greenville, SC 29601
Tel: 864.250.2300 Fax: 864.250.2359
www.nelsonmullins.com

Neil E. Grayson
(Admitted in GA SC & NY)
Tel: 864.250.2235
Fax: 864.250.2359
neil.grayson@nelsonmullins.com

December 28, 2015

VIA Email and Federal Express
Thomas J. Lykos, Jr.

FISMA & OMB MEMORANDUM M-07-16

Blevins Family Properties, LLC
Hillary Blevins

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Lykos and Ms. Blevins:

I am writing on behalf of Tidelands Bancshares, Inc. (the "Company"), to remind you that, as noted in my letter dated December 22, 2015 (received by you on December 23, 2015), your shareholder proposals contain procedural deficiencies. The SEC's rules require that your response to my December 22, 2015 letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive it. For your reference, I enclose a copy of my December 22, 2015 letter.

If you have any questions with respect to my letter dated December 22, 2015, please contact me at (864) 250-2235.

Sincerely,

Neil E. Grayson

cc: Thomas H. Lyles, President & CEO of Tidelands Bancshares, Inc. (via email)
John D. Dalton, VP, Corporate Controller of Tidelands Bancshares, Inc. (via email)

Enclosures

Nelson
Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law
104 South Main Street / Ninth Floor / Greenville, SC 29601
Tel: 864.250.2300 Fax: 864.250.2359
www.nelsonmullins.com

Neil E. Grayson
(Admitted in GA SC & NY)
Tel: 864.250.2235
Fax: 864.250.2359
neil.grayson@nelsonmullins.com

December 22, 2015

VIA Email and Federal Express
Thomas J. Lykos, Jr.

FISMA & OMB MEMORANDUM M-07-16

Blevins Family Properties, LLC
Hillary Blevins

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Lykos and Ms. Blevins:

I am writing on behalf of Tidelands Bancshares, Inc. (the "Company"), which received on December 10, 2015, the shareholder proposals entitled "Shareholder Proposals to be presented at 2016 Annual Meeting of Tidelands Bancshares, Inc. Shareholders" and "Addendum Shareholder Proposals dated December 9, 2016 to be presented at 2016 Annual Meeting of Tidelands Bancshares, Inc. Shareholders" (collectively, the "Proposals") submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareholders.

The Proposals contain certain procedural deficiencies, which SEC regulations require the Company to bring to your attention. First, Rule 14a-8(b) under the Securities Exchange Act of 1934 ("Exchange Act") provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. Mr. Lykos notes in the Proposals that he beneficially owns only 500 shares. Accordingly, he is not permitted to submit even one proposal to the Company. In your response letter, please explain whether Blevins Family Properties LLC is acting in concert with or on behalf of Mr. Lykos or whether Blevins Family Properties LLC is acting on its own behalf. In the event that Blevins Family Properties LLC and Mr. Lykos are acting as a group, the group is only entitled to submit one proposal. In the event Blevins Family Properties LLC is acting on its own behalf, only Blevins Family Properties LLC may submit a proposal.

Second, the Company's stock records do not indicate that, as of the date the Proposals were submitted, (i) Thomas J. Lykos, Jr. is the *record* owner of at least $2,000 in market value, or 1%, of the Company's shares, and (ii) that Blevins Family Properties LLC is the *record* owner of at least $2,000 in market value, or 1%, of the Company's shares.

To remedy these defects, you must obtain a proof of ownership letter verifying your continuous ownership of the required number of Company shares for the one-year period preceding and including December 10, 2015, the date the Proposals were submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number of Company shares for the one-year period preceding and including December 10, 2015; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number of Company shares for the one-year period preceding and including December 10, 2015.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number of Company shares for the one-year period preceding and including December 10, 2015. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 10, 2015, the required number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership

Third, and as discussed above, under Rule 14a-8(b) of the Exchange Act, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the Proposals for at least one year as of the date the Proposals were submitted to the Company and must provide to the Company a written statement of the shareholder's intent to continue ownership of the required number of shares *through* the date of the Company's 2016 Annual Meeting of Shareholders. The written statement that "WE INTEND TO OWN THE SHARES DESCRIBED BELOW UNTIL THE COMPANY'S 2016 ANNUAL SHAREHOLDERS MEETING" is not adequate to confirm that the required number of the Company's shares will be held *through* the date of the 2016 Annual Meeting of Shareholders. To remedy this defect, you must submit a written statement that you currently own and intend to continue holding the required number of Company shares *through* the date of the Company's 2016 Annual Meeting of Shareholders.

Fourth, pursuant to Rule 14a-8(c) under the Exchange Act, a qualifying shareholder may submit no more than one proposal to a company for inclusion in a company's proxy statement for a particular shareholders' meeting. The Proposals constitute more than one shareholder proposal. Specifically, the Proposals set forth "Proposal 1," "Proposal 2," "Proposal 3," and "Proposal 4," and the subjects of the Proposals are distinctly different. In addition, it appears that "Proposal 1" is actually two proposals in that it requests that the Company (i) amend the Bylaws to reduce the number of directors, and (ii) adopt a new independence standard. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposals you would like to withdraw.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please send your response to the Company or me no later than 14 calendar days from the date you receive this letter. If you send your response to the Company, please send your response to Thomas H. Lyles, President & CEO of Tidelands Bancshares, Inc., 875 Low Country Blvd, Mount Pleasant, SC 29464, or via fax to: (843) 388-8081. If you send your response to me, please send your response to me at Nelson Mullins Riley & Scarborough, LLP, 104 S. Main Street, Suite 900, Greenville, SC 29601, or via fax to (864) 250-2359. Please send the response by a means that allows you to confirm your response has been received.

If you have any questions with respect to the foregoing, please contact me at (864) 250-2235. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No 14F.

Sincerely,

Neil E. Grayson

cc: Thomas H. Lyles, President & CEO of Tidelands Bancshares, Inc. (via email)
John D. Dalton, VP, Corporate Controller of Tidelands Bancshares, Inc. (via email)

Enclosures

Code of Federal Regulations

Title 17 - Commodity and Securities Exchanges

Volume: 3
Date: 2013-04-01
Original Date: 2013-04-01
Title: Section 240.14a-8 - Shareholder proposals.
Context: Title 17 - Commodity and Securities Exchanges. CHAPTER II - SECURITIES AND EXCHANGE COMMISSION (CONTINUED). PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934. Subpart A - Rules and Regulations Under the Securities Exchange Act of 1934. - Regulation 14a: Solicitation of Proxies.

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1):
Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2):
We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9):
A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10):
A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT F

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Tuesday, December 29, 2015 4:09 PM
To: Neil Grayson
Subject: Re: Response to the request for proposals to be included in the proxy statement for the Tidelands Bancshares, Inc. 2016 Annual Meeting of Shareholders

Thank you. I will forward my response to the board and the SEC in a timely manner. Given certain representations of Mr Lyles at the last annual meeting , the board's lack of independence and the attempts to continue to oppose the exercise of shareholders rights by the failure of the board to put forward the proposals, I will be asking the SEC for a variance or waiver of the rules and to commence an Enforcement action against the Company.

Sent on the new Sprint Network

----- Reply message -----
From: "Neil Grayson" <neil.grayson@nelsonmullins.com>
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: Response to the request for proposals to be included in the proxy statement for the Tidelands Bancshares, Inc. 2016 Annual Meeting of Shareholders
Date: Tue, Dec 29, 2015 1:48 PM

Tom:

I am following up on the response letter I sent you on December 22 and to remind you that, under SEC rules, if you wish to include a proposal in the company's proxy statement you have 14 days from the date you received the letter to respond to the procedural deficiencies outlined in the response letter. I am attaching a copy of a reminder letter that I sent you yesterday. A copy of the original response letter, with its attachments, is also attached.

If you have any questions about the matters addressed in the letter, please let me know.

Neil E. Grayson
Nelson Mullins Riley & Scarborough LLP
104 S. Main Street, Suite 900
Greenville, South Carolina 29601
Phone: (864) 250-2235
Fax: (864) 250-2359
Cell: (864) 421-4635
Email: neil.grayson@nelsonmullins.com

From: Neil Grayson
Sent: Tuesday, December 22, 2015 1:30 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: Response to the request for proposals to be included in the proxy statement for the Tidelands Bancshares, Inc. 2016 Annual Meeting of Shareholders

Tom:

I'm attaching a response letter to the request you submitted to have shareholder proposals included in the proxy statement for the Tidelands Bancshares, Inc. 2016 Annual Meeting of Shareholders. If you have any questions about the matters addressed in this letter, please let me know.

I am also following up on the questions you have asked in your emails and letters. I am willing to discuss these matters with you, but since some of the information you are requesting is not public, you would first need to sign an NDA. I am attaching another copy of the NDA I sent you on September 1, 2015. If there are provisions in this NDA that you do not think are appropriate, let me know and I would be happy to discuss them with you.

Neil E. Grayson
Nelson Mullins Riley & Scarborough LLP
104 S. Main Street, Suite 900
Greenville, South Carolina 29601
Phone: (864) 250-2235
Fax: (864) 250-2359
Cell: (864) 421-4635
Email: neil.grayson@nelsonmullins.com

EXHIBIT G

SHAREHOLDER PROPOSALS TO TIDELANDS BANCSHARES INC.

January 5, 2016

Delivered via E-mail
and Facsimile

Thomas Lyles President and CEO
and
Tanya D. Robinson
Corporate Secretary
Tidelands Bancshares, Inc.
875 Lowcountry Boulevard
Mount Pleasant, South Carolina 29464

Re: Shareholder Proposals to be presented at 2016 Annual Meeting of Tidelands Bancshares, Inc. Shareholders ("Tidelands" or "Company")

Dear Mr. Lyles and Ms. Robinson:

The undersigned shareholders of Tidelands Bancshares, Inc. ("Proposing Shareholder") acting in a separate capacity, entitled to vote at the 2016 Annual Meeting of the Company's Shareholders to be held in 2016 ("Annual Meeting"), are delivering this formal letter request and notice to the Company. This request and notice are made in accordance with the Company's Articles of Incorporation and Articles of Amendment ("Articles") and Article 2, Section 9 of the Company's Amended and Restated By-laws ("By-laws"). We appreciate the opportunity to respond to the correspondence dated December 22, 2015 and December 28, 2015 ("Correspondence"), sent on the Company's behalf by Neil Grayson, the Company's counsel.

As a general response to the Correspondence, we hereby incorporate the entirety of our correspondence to you dated December 9, 2015, which elicited the Correspondence. Specifically, we disagree with certain conclusions of fact and interpretations contained in the Correspondence. But as it is our desire to act in a collegial manner and in good faith, we will respond to the requests for clarification contained in the correspondence. However, rather than contest every point in which we are in disagreement, we choose to focus on the matters in which we can agree upon and work for the inclusion of all shareholder proposals we offered as we understand that the Company was not inundated with shareholder proposals.

First and foremost, the undersigned are not acting in concert. They are submitting proposals as separate shareholders engaged in the legitimate exercise of shareholder rights. The single submission of two shareholders should be viewed as a matter of convenience only.

Second, as acknowledged in the Correspondence. The Blevins Family Properties LLC currently is the record owner of at least $2,000 in market value of the company's shares and intends to continue holding the required number of shares ***through*** the date of the Company's 2016 Annual Shareholder Meeting. As such, and if limited to one shareholder proposal, the Blevins Family Properties LLC requests the inclusion of Shareholder Proposal 3 requiring the establishment of a Special Committee of the Board as described in the Shareholder Proposals previously provided to the Company.

Third, it is not clear that you have adequately established the criteria for disqualification of the shares held by Thomas J. Lykos, Jr. At one time, these shares had the value of $2,000 and have been held for the requisite time period. Mr. Lykos appreciates the guidance provided on page two of the December 22, 2015 Grayson Correspondence. However, it is impossible to comply with this requirement given the procedural difficulties in obtaining the information required during the Christmas and New Year's holiday. Further, given the realities of holding securities in 21st century America, I would note that a majority of the Company's Directors do not satisfy the requirements to introduce shareholder proposals under your interpretation and application of Rule14a-8(b). Therefore it is within the Board's authority to include a Shareholder Proposal offered by Mr. Lykos.

Given the time to respond under the SEC Rule and the fact that the holidays prevented the delivery of the documentation you seek and the Board's discretion to allow the inclusion of shareholder proposals submitted to the Company on a timely basis, Mr. Lykos requests the inclusion of Proposal 1. Mr. Lykos disagrees that Proposals 1 contains two proposals as concluded in the December 22, 2105 Grayson Correspondence. The Proposal is one amendment to the By--Laws and therefore constitutes one shareholder proposal. Mr. Lykos will submit a request to the SEC for a formal ruling on this "finding" by the Board if the Board does not use its discretion to include the Proposal 1. As a backup positon if it is determined that the SEC concludes the Proposal 1 constitutes two proposals, then Mr. Lykos requests the inclusion of Proposal 4 in the proxy materials.

Fourth, Mr. Lykos is the beneficial owner of shares of sufficient value to be allowed to introduce a shareholder proposal if the Board denies the request to utilize its discretion. Mr. Lykos believes he currently owns and he intends to continue holding the required number of Company shares ***through*** the date of the Company's 2016 Annual Meeting of Shareholders.

Although the Board may likely contend that only Proposal 3 has been properly introduced based on the arguments put forward by the Correspondence, the Board has the discretion under the By-Laws to include all of the proposals offered in our prior correspondence. Rule14a-8 was designed to foster shareholder participation in annual meetings and not frustrate the legitimate exercise of shareholder rights. Such discretion is called for given the precarious financial condition of the Company and the Board's demonstrated lack of independence that make this situation one that requires a waiver of the strict application of the SEC's requirements of Rule 14a-8.

Again, in the spirit of cooperation rather than confrontation, the undersigned request the inclusion of all four shareholder proposals. This will avoid the need, cost, disclosure and attendant publicity of seeking an SEC ruling on these matters and will obviate the need to request that the Enforcement Division open a formal investigation into certain matters at the Company that have been inadequately disclosed or omitted.

The Proposals are designed to address shareholder concerns that have been long ignored by a majority of the current Board and the Company's executive management. Pursuant to the Company's By-Laws, the Proposing Shareholder requires that a vote by ballot be taken on all the Proposals before the Shareholders at the Annual Meeting. Further, at the 2016 Annual Meeting, the Proposing Shareholders urge the Company's Board, Corporate Secretary and executive officers to comply with all other the provisions of the Company's By-laws and Articles of Incorporation relevant to the consideration and vote upon the Proposals.

Please contact the undersigned should you require further information regarding the Proposing Shareholders submission of the Proposals. The address for such purposes is provided below.

Very truly yours,

Shareholder Name: Thomas J. Lykos, Jr.
Shareholder Add
FISMA & OMB MEMORANDUM M-07-16

Ownership Interest: 500 Shares Beneficially Owned
Class: Common
Principal Occupation: Investment Banker/ Lawyer

Shareholder Name: Blevins Family Properties, LLC
By its Managing Partner: Hillary Blevins
Shareholder Ad ***FISMA & OMB MEMORANDUM M-07-16***

Ownership Interest: 29,405 Shares Beneficially Owned
Class: Common
Principal Occupation: Multi-Family Investments

cc: Neil Grayson, Esq.
Nelson Mullins Riley & Scarborough
104 South Main Street
Ninth Floor
Greenville, SC 29601